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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
EXTRAORDINARY GENERAL MEETING HELD ON 27 MAY 2011
POLL RESULTS

Semiconductor Manufacturing International Corporation (the “Company”) announces that the proposed resolutions set out in the notice for the extraordinary general meeting of the Company held on 27 May 2011 (the “EGM”) were duly passed by way of poll.

Reference is made to the Company’s circular dated 11 May 2011 (the “Circular”) in relation to, among other things, the following:

(1)	subscription of Convertible Preferred Shares and Warrants by Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation;

(2)	pre-emptive subscription of Convertible Preferred Shares and Warrants by Datang Holdings (Hongkong) Investment Company Limited; and

(3)	proposed Special Mandate and Further Special Mandate to issue Convertible Preferred Shares, Warrants and Ordinary Shares on conversion of the Convertible Preferred Shares.

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

The Company announces that the proposed resolutions set out in the notice for the extraordinary general meeting of the Company held on 27 May 2011 (the “EGM”) were duly passed by way of poll.

As at the date of the EGM, the total number of Shares entitling the holders to attend and vote for or against all the resolutions at the EGM was 27,446,130,256 Shares. As set out in the Circular, Datang and its associates (as defined in the Listing Rules) are required under the Listing Rules to abstain from voting on the resolutions for approving the Datang Further Subscription Agreement, the Datang Warrant Agreement, the Further Special Mandate and the transactions contemplated thereunder at the EGM. The Company confirms that Datang has abstained from voting on the resolutions to approve the Datang Further Subscription Agreement, the Datang Warrant Agreement, the Further Special Mandate and the transactions contemplated thereunder at the EGM. There were no Shares entitling the holders to attend and vote only against any of the resolutions.

The number of Shares represented by votes for and against the respective resolutions at the EGM was as follows:

		ORDINARY RESOLUTIONS	No. of Votes (%)
			FOR	AGAINST
		(i) To approve the allotment and issue of the Investor Initial Convertible Preferred Shares on the terms and conditions of the Investor Subscription	4,555,670,989	166,750,550
1.	(A)	Agreement.#	(96.47)%	(3.53)%

(ii) To approve the allotment and issue of the Investor Warrants for the subscription of the Investor Warrant Preferred Shares on the terms and conditions of the Investor Subscription Agreement and the Investor Warrant Agreement.#

		(iii) To approve the allotment and issue of the Investor Warrant Preferred Shares upon the exercise of the Investor Warrants on the terms and conditions of the Investor Warrant Agreement.#
	(B)	To approve the allotment and issue of the Investor Converted Ordinary Shares issuable upon conversion of the Investor Initial Preferred Shares and the Investor Warrant Preferred Shares.#
	(C)
To authorise any one director of the Company to execute all such documents, instruments and agreements and to do all such acts or things as he considers to be necessary, appropriate, desirable or expedient for the purpose of or in connection with the allotment and issue of the Investor Initial Convertible Preferred Shares, the Investor Warrants, the Investor Warrant Preferred Shares and/or the Investor Converted Ordinary Shares.#

	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
		(i) To approve the allotment and issue of the Datang Pre-emptive Preferred Shares on the terms and conditions of the Datang Further	3,027,632,528	167,050,550
2.	(A)	Subscription Agreement.#	(94.77)%	(5.23)%
		(ii) To approve the allotment and issue of the Datang Pre-emptive Warrants on the terms and conditions of the Datang Further Subscription Agreement and the Datang Warrant Agreement.#
		(iii) To approve the allotment and issue of the Datang Pre-emptive Warrants on the terms and conditions of the Datang Warrant Agreement.#
	(B)	To approve the allotment and issue of the Datang Converted Ordinary Shares issuable upon the conversion of the Datang Pre-emptive Preferred Shares and the Datang Warrant Preferred Shares. #
	(C)
To authorise any one director of the Company to execute all such documents, instruments and agreements and to do all such acts or things as he considers to be necessary, appropriate, desirable or expedient for the purpose of or in connection with the allotment and issue of the Datang Pre-emptive Preferred Shares, the Datang Pre-emptive Warrants, the Datang Warrant Preferred Shares and/or the Datang Converted Ordinary Shares.#

	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the EGM. The work performed by Computershare Hong Kong Investors Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; David N.K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

For and on behalf of

Semiconductor Manufacturing International Corporation

Anne Wai Yui Chen

Company Secretary

Hong Kong, 27 May 2011

# Full text of the Resolutions is set out in the Notice of Extraordinary General Meeting.